UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A    .

Largest Shareholder of KB Financial Group Inc.

On December 15, 2010, KB Financial Group Inc. (“KB Financial Group”) announced that it is amending its previous disclosures made on or after September 20, 2010 regarding the change in its largest shareholder from ING Bank N.V. to Franklin Resources Inc. (“Franklin Resources”). Such amendments were made as a 1.91% equity stake out of Franklin Resources’ 5.05% total equity stake (as disclosed on its public filing on September 17, 2010) is not recognized for purposes of determining the largest shareholder of KB Financial Group, due to the indeterminate nature of voting rights for such portion (including shares held through separate accounts). For the avoidance of doubt, such amendments were not due to a change in Franklin Resources’ actual shareholding in KB Financial Group as of September 17, 2010.

As a result of the above-described amendments, the largest shareholder of KB Financial Group remains ING Bank N.V., which held 19,401,044 shares (representing a 5.02% equity stake) as of June 11, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: December 15, 2010	By:	/S/ WANG-KY KIM
(Signature)
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO